UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
January 26, 2010
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures

Earnings Release

Earnings Release Consolidated Financial Statements (preliminary and unaudited)

SUPPLEMENTAL DATA:

Additional Information (I) (preliminary and unaudited)

Additional Information (II) (preliminary and unaudited)

Comparable Data for the Reallocations (preliminary and unaudited)

Legal Proceedings

Signatures

SIEMENS

Key figures[1]

Q1 2010[2]

(preliminary and unaudited; in millions of €, except where otherwise stated)

Revenue growth

Q1 2010[3]	(8)%
Q1 2009[3]	8%

Profit margin Q1 2010

Industry	**11.3%**
Industry Automation	16.8%
Drive Technologies[4]	11.0%
Building Technologies	6.9%
OSRAM	13.5%
Industry Solutions	5.6%
Mobility	10.4%
Energy	**14.6%**
Fossil Power Generation	17.8%
Renewable Energy	6.1%
Oil & Gas	12.6%
Power Transmission	12.9%
Power Distribution	13.9%
Healthcare[8]	**19.9%**
Imaging & IT	21.0%
Workflow & Solutions	12.0%
Diagnostics[8]	19.6%
Siemens IT Solutions and Services	**1.7%**
Siemens Financial Services*	**27.3%**

Margin ranges * Return on equity[9]

ROCE (continuing operations)

Q1 2010	15.9%
Q1 2009	12.9%

Target corridor: 14 – 16%

Cash conversion (continuing operations)

Q1 2010	0.47
Q1 2009	(1.25)

Target: 1 minus revenue growth rate

Growth and profit

	Q1 2010	Q1 2009	% Change Actual	% Change Adjusted[3]
Continuing operations				
New orders	**18,976**	22,220	(15)	(11)
Revenue	**17,352**	19,634	(12)	(8)
Total Sectors[4]				
Profit Total Sectors	**2,255**	2,032	11	
in % of revenue (Total Sectors)	**13.7**	11.0		
EBITDA (adjusted)	**2,725**	2,513	8	
in % of revenue (Total Sectors)	**16.5**	13.6		
Continuing operations				
EBITDA (adjusted)	**2,687**	2,590	4	
Income from continuing operations	**1,526**	1,260	21	
Basic earnings per share (in euros)[5]	**1.70**	1.43	19	
Continuing and discontinued operations[6]				
Net income	**1,531**	1,230	24	
Basic earnings per share (in euros)[5]	**1.70**	1.40	21	

Return on capital employed

	Q1 2010	Q1 2009
Continuing operations		
Return on capital employed (ROCE)	**15.9%**	12.9%
Continuing and discontinued operations[6]		
Return on capital employed (ROCE)	**16.0%**	12.6%

Free cash flow and Cash conversion

	Q1 2010	Q1 2009
Total Sectors[4]		
Free cash flow	**1,615**	387
Cash conversion	**0.72**	0.19
Continuing operations		
Free cash flow	**725**	(1,574)
Cash conversion	**0.47**	(1.25)
Continuing and discontinued operations[6]		
Free cash flow	**697**	(1,651)
Cash conversion	**0.45**	(1.34)

Employees (in thousands)

	Dec. 31, 2009 Cont. Op	Dec. 31, 2009 Total[7]	Sept. 30, 2009 Cont. Op	Sept. 30, 2009 Total[7]
Employees	**402**	**402**	405	405
Germany	**128**	**128**	128	128
Outside Germany	**274**	**274**	277	277

1 New orders and order backlog; adjusted or organic growth rates of Revenue and new orders; book-to-bill ratio; ROE, ROCE; Free cash flow; cash conversion rate; EBITDA (adjusted); net debt and adjusted industrial net debt are or may be non-GAAP financial measures. A definition of these supplemental financial measures, a reconciliation to the most directly comparable IFRS financial measures and information regarding the usefulness and limitations of these supplemental financial measures are available on our Investor Relations website under www.siemens.com/nonGAAP.
2 October 1, 2009 – December 31, 2009.
3 Adjusted for portfolio and currency translation effects.
4 During the second quarter of fiscal 2009 Electronics Assembly Systems was reclassified to Centrally managed portfolio activities. The presentation of certain prior-year information was reclassified accordingly.
5 Earnings per share – attributable to shareholders of Siemens AG. For fiscal 2010 and 2009 weighted average shares outstanding (basic) (in thousands) for the first quarter amounted to 866,838 and 862,005 respectively.
6 Discontinued operations consist of Siemens VDO Automotive activities as well as of carrier networks, enterprise networks and mobile devices activities.
7 Continuing and discontinued operations.
8 Profit margin including PPA effects for Healthcare is 18.5% and for Diagnostics 14.7%.
9 Return on equity is calculated as annualized Income before income taxes of Q1 divided by average allocated equity for the first quarter of fiscal 2010 (€ 1.466 billion).

SIEMENS

Earnings Release Q1 2010

(October 1 to December 31, 2009)

Munich, January 26, 2010

Outstanding Performance in Challenging Markets

Exceptional execution, favorable mix
Book-to-bill above 1

Peter Löscher, President and Chief Executive Officer of Siemens AG

"Earnings for the first quarter provide a gratifying snapshot of the current situation," said Siemens CEO Peter Löscher. "The actions we took at a very early stage are now cushioning us from the ongoing repercussions of the global recession. We will continue to tackle all challenges decisively and in a responsible manner. Only such an approach can ensure Siemens' long-term success."

Financial Highlights:

- First-quarter revenue of €17.352 billion was down 12% (8% organic) compared to the prior-year period, yet exceptional execution and a favorable revenue mix helped lift Total Sectors profit 11%, to €2.255 billion.
- Orders of €18.976 billion came in 15% lower compared to the prior-year period (11% organic), including expected contraction in industrial and energy infrastructure markets that typically lag macroeconomic cycles.
- The book-to-bill ratio was 1.09 and the backlog for the Sectors was €83 billion.
- Income from continuing operations rose 21%, to €1.526 billion, and net income increased 24%, to €1.531 billion. Basic EPS was €1.70 for both.
- Free cash flow from continuing operations was a positive €725 million compared to a negative €1.574 billion in the first quarter a year ago.

Table of Contents

Siemens	2-4
Sectors, Equity Investments, Cross-Sector Businesses	5-11
Corporate Activities	12
Outlook	13
Note and Disclaimer	14

Media Relations: Alexander Becker
Phone: +49 89 636-36558
E-mail: becker.alexander@ siemens.com
Siemens AG, 70333 Munich, Germany

Siemens     2
Orders and Revenue

Shorter-cycle demand stabilizing,
some energy and industrial
markets still contracting
As expected, market development was mixed in the first quarter. While some short-cycle businesses saw signs that demand is stabilizing at a lower level, some industrial and energy infrastructure businesses experienced further market contraction. Thus orders came in 15% below the prior-year period but rose on a consecutive-quarter basis. The decline in revenue year-over-year was smaller, at 12%, in part because Divisions with strong order backlogs were able to convert prior orders to current business. The Sectors’ combined book-to-bill ratio came in at 1.09, and their total order backlog rose on a consecutive-quarter basis, to €83 billion. On an organic basis, excluding currency translation and portfolio effects, revenue declined 8% and orders decreased 11%.
Revenue lower in all
Sectors and regions
The Industry Sector was the primary factor in lower revenue year-over-year, reporting a 13% decline in the first quarter on lower sales at Drive Technologies, Industry Solutions, Building Technologies and Industry Automation. Energy reported a revenue decline of 10% on lower volume in all Divisions. Healthcare revenue declined modestly compared to the prior-year period, and rose on an organic basis.
First-quarter revenue declined year-over-year in all three regions. The sharpest decline came in the Americas, including strong negative currency translation effects from the U.S. Within the decline in Asia, Australia, both India and China posted higher revenue compared to the first quarter a year ago.
Order declines continue at
Energy and Industry
Orders came in lower for all Sectors compared to the prior-year period. Order intake declined 19% in Energy due primarily to market contraction and increased pricing pressure. Orders increased strongly at Renewable Energy, including a high volume from large orders. Orders fell 16% in Industry, due mainly to lower demand at Industry Solutions and Drive Technologies. Healthcare orders came in 1% below the prior-year level, and increased on an organic basis.
On a geographic basis, orders declined in all regions, including substantially lower volume from large fossil power generation contracts in the region comprising Europe, the Commonwealth of Independent States, Africa and the Middle East (Europe/CAME).

Book-to-Bill

1.13
1.10
0.94
0.95
1.09
22,220 19,634
20,864 18,955
17,160 18,348
18,747 19,714
18,976 17,352
Q1 2009
Q2 2009
Q3 2009
Q4 2009
Q1 2010

Figures in millions of €

New Orders Revenue Book-to-Bill ratio

New Orders & Revenue

	Q1 2009	Q1 2010	% Change Actual	% Change Adjusted*
New Orders	22,220	18,976	(15)%	(11)%
Revenue	19,634	17,352	(12)%	(8)%

Figures in millions of €

* Excluding currency translation and portfolio effects

New Orders & Revenue by Region

New Orders
(17)%
(19)%
(26)%
(26)%
0%
(7)%
(1)%
(11)%
(7)%
(10)%
5%
(1)%
(12)%
(20)%
13,365 10,823
3,930 2,906
5,498 5,134
4,258 3,798
3,357 3,019
1,176 1,160
585 467
Europe, C.I.S.*, Africa, Middle East
therein: Germany
Americas
therein: U.S.
Asia, Australia
therein: China
therein: India
Revenue
(8)%
(11)%
(15)%
(15)%
(13)%
(19)%
(14)%
(22)%
1%
(1)%
8%
3%
15%
10%
11,240 9,970
3,165 2,681
5,370 4,376
4,063 3,167
3,024 3,006
1,200 1,231
361 399

Figures in millions of €

Q1 2009 Q1 2010 Actual change * Commonwealth of Independant States

Adjusted change (throughout excluding currency translation and portfolio effects)

New Orders & Revenue by Sectors

New Orders
(14)%
(16)%
(16)%
(19)%
4%
(1)%
9,776 8,249
8,534 6,918
2,896 2,869
Industry Sector
Energy Sector
Healthcare Sector
Revenue
(11)%
(13)%
(7)%
(10)%
1%
(4)%
9,288 8,070
6,232 5,616
2,936 2,831

Figures in millions of €

Q1 2009 Q1 2010 Actual change

Adjusted change

Siemens     3
Income and Profit

Healthcare and Energy take
Total Sectors profit higher
Total Sectors profit for the first quarter climbed 11% year-over-year, to €2.255 billion, despite the 12% decline in revenue mentioned above. A favorable revenue mix and cost situation lifted the Sectors’ combined gross margin, and functional costs were significantly lower, particularly for SG&A. Total Sectors profit also included a €45 million gain on the sale of a business.
Healthcare was the primary driver of the increase in Total Sectors profit, with a double-digit profit increase in its imaging business and a profit rebound in the solutions business compared to the first quarter a year earlier. Energy’s contribution to the increase in Total Sectors profit came primarily from its fossil power generation business. While Industry accounted for the largest share of Total Sectors profit, its first-quarter result was lower than a year earlier.
Total Sectors profit lifts income from continuing operations
Income from continuing operations rose 21% year-over-year, to €1.526 billion, and basic EPS on a continuing basis rose to €1.70 from €1.43 a year earlier. A major factor in the increase was higher Total Sectors profit. In addition, Corporate Treasury results rose on lower interest expense and higher results from interest rate derivatives not qualifying for hedge accounting.
Net income driven by
continuing operations
Net income in both periods under review was generated almost entirely by income from continuing operations. Net income in the current quarter was €1.531 billion, up 24% from €1.230 billion in the same period a year earlier. Corresponding basic EPS for the current quarter was €1.70 compared to €1.40 for the prior-year period.

Siemens     4
Cash, Return on Capital Employed (ROCE), Pension Funded Status

Strong Free cash flow
Free cash flow at the Sector level climbed to €1.615 billion compared to €387 million in the same quarter a year earlier. The current period benefited from improved net working capital management and tight control of capital expenditures.
Free cash flow from continuing operations was a positive €725 million compared to a negative €1.574 billion in the first quarter a year ago. That prior-year quarter included €1.008 billion in cash outflows associated with the settlement of legal proceedings. An additional €0.2 billion in outflows stemmed from charges related to project reviews and structural initiatives as well as to SG&A reduction; the current period includes a similar amount in outflows related to severance charges. The cash conversion rate for the first quarter was 0.47, well above the prior-year level.
ROCE rises on higher income
On a continuing basis, ROCE for the first quarter of fiscal 2010 increased by 3 percentage points year-over-year to 15.9%. The difference was mainly due to higher income from continuing operations. To a lesser extent, ROCE also benefited from a decline in average capital employed.
Pension underfunding increases
The estimated underfunding of Siemens’ principal pension plans as of December 31, 2009, amounted to approximately €4.2 billion, compared to an underfunding of approximately €4.0 billion at the end of fiscal 2009. A positive return on plan assets was more than offset by an increase in the defined benefit obligation (DBO). While the change in funded status in general does not affect earnings for the current fiscal year, it impacts equity on the balance sheet.

Sectors     5
Industry Sector

Demand still stabilizing
in the aftermath of recession
Industry continued to face market challenges especially in the process and construction industries. Conditions in manufacturing markets remained difficult, but showed signs of stabilizing. The Sector partly offset the effects of lower revenue with capacity adjustment measures and exceptional cost management, and OSRAM and Mobility reported higher profits compared to the first quarter a year earlier, including a €45 million gain at Mobility on the sale of a business. As a result, the Sector reported first-quarter profit of €911 million, a 2% decline year-over-year.
First-quarter revenue for Industry fell 13% compared to the prior-year period, including double-digit revenue declines at Drive Technologies, Industry Solutions, Building Technologies and Industry Automation. First-quarter orders came in 16% lower year-over-year. On an organic basis, excluding currency translation and portfolio effects, revenue and orders declined 11% and 14%, respectively. Revenue rose slightly in Asia, Australia but fell in the Americas and Europe/CAME. Orders were lower in all three regions. The Sector’s book-to-bill ratio was 1.02, taking its order backlog to €28 billion. Industry initiated restructuring measures in fiscal 2009 and plans to continue them to the necessary extent in fiscal 2010.
Effective with the first quarter of fiscal 2010, Industry’s low-voltage switchgear business was transferred from Industry Automation to Building Technologies to achieve synergies in technology, production and marketing. In addition, a production site was transferred from Industry Automation into Drive Technologies. Results for the affected Divisions are shown on a retrospective basis.
Exceptional cost management
holds profitability level
First-quarter revenue at Industry Automation fell 13% year-over-year. Restocking by customers slowed the decline and also resulted in a favorable revenue mix. Combined with exceptional cost management, this enabled the Division to post a profit of €234 million. First-quarter orders were down 12% but rose compared to the three previous quarters. Purchase price accounting (PPA) effects related to the purchase of UGS Corp. in fiscal 2007 were €32 million in the current quarter and €35 million in the prior-year period.
Intensified effects from
economic downturn
Revenue and orders at Drive Technologies came in well below the prior-year levels, as repercussions from the recession adversely affected markets for its long-cycle businesses. Volume declined again year-over-year, and fell most sharply in the Americas and Europe/CAME regions. Falling revenue and declining capacity utilization took first-quarter profit down 36% year-over-year, to €166 million.

Sectors     6

Construction industry still slowing
Construction activity in the U.S. and Europe/CAME continued to decelerate, adversely affecting Building Technologies. The Division posted a 15% decrease in revenue and a 12% decline in orders compared to the first quarter a year ago. The low-voltage switchgear business was dilutive to profit margin but it contributed a positive profit swing year-over-year, limiting the decline in profit for Building Technologies overall to 4%.
Higher volume, lower expenses
lift profit
OSRAM generated double-digit revenue growth in emerging markets, more than offsetting market weakness in developed countries. Both revenue and orders for the first quarter rose 3% year-over-year, to €1.130 billion, including strong demand for LEDs. On an organic basis, first-quarter volume rose 6% year-over-year, helping increase profit to €152 million for the quarter. Profitability surged on higher capacity utilization, an improved product mix and lower expenses.
Difficult end markets,
lower capacity utilization
Market conditions remained structurally difficult for Industry Solutions, resulting in a broad-based volume decline compared to the first quarter a year ago. Lower revenue and declining capacity utilization took profit down 32%, to €81 million. First-quarter orders declined 36% year-over-year. Along with a steep drop in demand in its metals technologies unit, the Division saw double-digit order declines in the Americas and Europe/CAME, particularly including the U.S. and Germany, respectively, and in Asia, Australia.
Higher profit on controlled growth
First-quarter profit at Mobility increased substantially year-over-year, to €165 million, benefiting from a gain of €45 million on the sale of the Division’s airfield lighting business. Revenue for the current period rose 1% year-over-year, due in part to selective order intake in prior periods. Controlled growth continued in the current period, and orders came in 2% below the prior-year quarter. Both periods included major orders in Europe/CAME.

Sectors     7
Energy Sector

Strong earnings conversion in contracting markets
The Energy Sector executed well in the first quarter, increasing Sector profit 9% year-over-year to €821 million despite a decline in revenue. Fossil Power Generation was the primary driver of profit growth, more than offsetting a short-term drop in profit at Renewable Energy driven largely by lower revenue. Revenue overall fell 10%, including declines in all Divisions and all regions. Market conditions remained challenging, as utilities and industrial customers continued to postpone infrastructure projects and market contraction led to increased pricing pressure. In this environment, first-quarter orders for Energy came in 19% lower year-over-year. Only Renewable Energy posted higher orders compared to the same period a year ago, on a higher volume from large orders. While orders declined in Europe/CAME and Asia, Australia, they increased in the Americas due primarily to large contract wins at Renewable Energy. The Sector’s book-to-bill ratio was strong at 1.23, taking its order backlog to €49 billion.
Market challenges on the top line, performance on the bottom line
Fossil Power Generation posted outstanding bottom-line results in the first quarter, combining strong project execution, and a favorable revenue mix including a peak profit contribution from the service business. As a result, the Division generated profit of €401 million compared to €289 million in the prior-year period, and its profit margin surged well above the level expected for the full fiscal year. In contrast, topline development was heavily influenced by market contraction. This resulted in the Division’s fourth consecutive quarter-over-quarter decline in orders, and the current period also included significantly lower volume from large orders compared to the prior-year period. Fossil Power Generation’s strong order backlog cushioned the effect of market conditions on revenue, which came in 5% below the prior-year quarter.
Continued order growth, short-term drop in revenue
The wind energy market continued to grow unevenly due to factors including the economic downturn and the magnitude of large wind-farm orders. In this dynamic environment, Renewable Energy more than doubled first-quarter orders year-over-year, but saw revenue drop by a third compared to the prior-year period due to selective order intake a year earlier and the long lead times of large off-shore projects booked between the periods under review. Consolidation of the solar company Solel occasioned €15 million in transaction and integration costs. Combined with lower revenue, this reduced profit to €29 million from €101 million in the prior-year period. Renewable Energy expects that revenue and earnings conversion will rebound in the second half of the fiscal year and that its backlog will continue to expand.

Sectors     8

Improved mix lifts profit
The Oil & Gas Division increased first-quarter profit to €126 million from €106 million a year earlier, due in part to improved profitability in the service business. Uncertain market conditions undercut demand, and orders fell 24% from the prior-year level. Conversion of past orders in the Division’s backlog held the decline in revenue to 5%.
Steady profit contributions from grid businesses
Profit rose to €170 million at Power Transmission, including positive effects from commodity hedging. First-quarter revenue was lower year-over-year due partly to a generally declining order trend in fiscal 2009. First-quarter orders also declined year-over-year. Power Distribution contributed first-quarter profit of €96 million, down from the prior-year level due primarily to lower revenue. Orders also came in lower than a year earlier. The book-to-bill ratio for both Power Transmission and Power Distribution was above 1 for the quarter.

Sectors     9
Healthcare Sector

Strong profit growth despite
tough market conditions
In a challenging market environment the Healthcare Sector delivered substantially higher first-quarter profit even though organic revenue remained level year-over-year. The healthcare environment remained difficult due to restricted markets for equipment financing, uncertainty related to healthcare reform in the U.S., and concerns regarding the effect of budget deficits on public spending in developed economies.
Profit reached €523 million in the quarter. For comparison, profit of €342 million in the prior-year period was burdened by €41 million in charges in the Workflow & Solutions Division. Strong execution in the current period resulted in a favorable revenue mix, lower SG&A including structural cost savings, and a profitable quarter at Workflow & Solutions. Sector profit benefited from a positive effect related to a favorable currency hedge. In addition, Healthcare recorded lower profit impacts from costs associated with past acquisitions, including previously announced costs associated with the next phase of integration activities at Diagnostics. PPA effects of €41 million were equivalent to approximately 1.4 percentage points (pp) of profit margin. A year earlier, PPA effects and integration costs in the first quarter totaled €66 million, equivalent to approximately 2.2 pp of profit margin. During the current period, Healthcare consummated the disposal of its stake in Draeger Medical AG & Co. KG.
Orders came within 1% of the prior-year level, including stable orders at Imaging & IT and Workflow & Solutions and lower orders at Diagnostics. Double-digit order growth in Asia, Australia nearly offset declines in other regions. First-quarter revenue was 4% below the level a year earlier, including a double-digit decline in the U.S. Excluding negative currency translation effects, orders rose 4% and revenue increased 1%. Healthcare’s book-to-bill ratio was 1.01 in the first quarter, taking its order backlog to €6 billion.
Exceptional profitability
in challenging markets
Imaging & IT increased first-quarter profit to €357 million from €262 million in the prior-year period. Along with a favorable product mix and exceptional cost management, the Division’s profitability benefited from the positive currency hedge effect mentioned above. The medical imaging market in the U.S. remained challenging, with demand limited by tight credit markets and uncertainty regarding future reimbursements. In contrast, Imaging & IT achieved strong growth in revenue and orders in the Asia, Australia region, including increased volume in Japan. Overall, orders remained flat and revenue declined 4% compared to the first quarter a year earlier. On an organic basis, orders rose 5% and revenue was level with the prior-year period.

Sectors     10

Profit rebound in solutions business
Workflow & Solutions generated €44 million in profit compared to a loss of €6 million in the first quarter a year earlier. That prior-year period included the €41 million in charges mentioned above, partly offset by €11 million in divestment gains.
Growth challenges for Diagnostics
First-quarter revenue and orders for the Diagnostics Division declined 5% and 4%, respectively, compared to the prior-year period. While revenue declined more modestly on an organic basis, the Division lost ground in its large markets in Europe/CAME and the Americas. Diagnostics was able to increase first-quarter profit to €122 million due mainly to a favorable product mix, exceptional cost management and lower PPA effects and integration costs. In the first quarter a year earlier, these impacts were €46 million and €20 million, respectively, cutting more than 7.6 pp from the Division’s profit margin. In the current period, PPA effects of €41 million reduced profit margin by approximately 4.9 pp, and the Division also recorded €10 million in costs for the next phase of integration activities.

Equity Investments and Cross-Sector Businesses      11
Equity Investments and Cross-Sector Businesses
Profit at Equity Investments despite wider loss at NSN
Major components of Equity Investments include stakes in Nokia Siemens Networks B.V. (NSN), BSH Bosch und Siemens Hausgeräte GmbH and Enterprise Networks Holdings B.V. First-quarter profit for
Equity Investments was €76 million compared to €85 million in the prior-year period. In the current quarter, the result related to Siemens’ stake in Nokia Siemens Networks B.V (NSN) was an equity investment loss of €42 million compared to a loss of €7 million in the prior-year period. NSN reported to Siemens that it took restructuring charges and integration costs totaling €90 million in the current quarter, down from a total of €286 million in same period a year earlier. Siemens’ income from Equity Investments is expected to be volatile in coming quarters.

SFS lifts Cross-Sector results
Revenue and orders declined at Siemens IT Solutions and Services due to challenging external markets and streamlined internal business within Siemens. Profit fell on lower volume, to €17 million from €46 million in the first quarter a year earlier.

Siemens Financial Services raised its first-quarter profit (defined as income before income taxes) to €100 million, including higher results in the commercial financing business. The same period a year earlier was affected by significantly higher loss reserves. Earnings in the equity business remained stable year-over-year on a high level.
Total assets decreased slightly, to €11.533 billion. Return on Equity (ROE) increased and remained above the target range.

Centrally Managed Portfolio Activities, Corporate Activities and Eliminations     12
Centrally Managed Portfolio Activities, Corporate Activities and Eliminations
Segment information now
includes Centrally managed
portfolio activities
Siemens completed the streamlining of Other Operations in the fourth quarter of fiscal 2009. Beginning with the first quarter of fiscal 2010, segment information includes a new line item for centrally managed activities intended for divestment or closure, which at present primarily include the electronics assembly systems business and activities remaining from the divestment of the former Communications (Com) business. Results for the new line item, Centrally managed portfolio activities, are stated on a retrospective basis.
Centrally managed portfolio activities posted a loss of €15 million in the first quarter compared to a loss of €38 million in the same period a year earlier. The change year-over-year was due primarily to the electronics assembly systems business, which reduced its loss to €14 million from €27 million in the prior-year period. Divestment of this business is expected to result in a substantial loss.
Higher gains from
real estate disposals
Income before income taxes at Siemens Real Estate (SRE) was €60 million in the first quarter, up from €45 million in the same period a year earlier. The increase is due partly to higher gains from sales of real estate. Assets with a book value of €254 million were transferred to SRE during the quarter as part of Siemens’ program to bundle its real estate assets into SRE. Siemens Real Estate anticipates significant costs associated with this program in coming quarters, and expects to continue with real estate disposals depending on market conditions.
Central costs above the low
level of the prior-year quarter
Corporate items and pensions totaled a negative €288 million in the first quarter compared to a negative €238 million in the same period a year earlier. The main factor in the change was Corporate items, which were a negative €228 million compared to a negative €168 million in the first quarter a year earlier. That prior-year period benefited from an interest-related net gain associated with a major asset retirement obligation, and from a positive effect related to shifting an employment bonus program from cash-based to share-based payment. While the current period included higher expenses associated with streamlining IT costs for Siemens as a whole, there were no expenses for outside advisors engaged in connection with investigations into legal and regulatory matters. These compliance expenses amounted to €49 million in the first quarter a year ago.
Corporate Treasury
contributes to income
Income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a negative €11 million in the first quarter compared to a negative €263 million in the same period a year earlier. The improvement was due mainly to Corporate Treasury, where income rose on changes in fair market value from interest rate derivatives not qualifying for hedge accounting and on a decline in other interest expense due to lower interest rates.

Outlook     13
Outlook
Siemens anticipates that conditions in the manufacturing sector and world financial markets will remain challenging in fiscal 2010. Following a double-digit decline in orders in fiscal 2009, we expect only a mid-single-digit percentage decline in organic revenue in fiscal 2010 due to the stabilizing effect of our strong order backlog. We expect Total Sectors profit between €6.0 and €6.5 billion in fiscal 2010, and an increase of approximately 20% in income from continuing operations compared to €2.457 billion in the prior year. This outlook is conditional on no material deterioration in our pricing power during the fiscal year and on improving market conditions in the second half, particularly for our shorter-cycle businesses. Furthermore this outlook excludes major impacts that may arise during the fiscal year from restructuring, portfolio transactions, impairments, and legal and regulatory matters.

Note and Disclaimer     14
Note and Disclaimer

All figures are preliminary and unaudited. This Earnings Release should be read in conjunction with information Siemens published today regarding legal proceedings.
Financial Publications are available for download at: www.siemens.com/ir à Publications & Events.
New orders and backlog; adjusted or organic growth rates of Revenue and new orders; book-to-bill ratio; return on equity, or ROE; return on capital employed, or ROCE; Free cash flow; cash conversion rate, or CCR; EBITDA (adjusted); EBIT (adjusted); earnings effect from purchase price allocation (PPA effects) and integration costs; net debt and adjusted industrial net debt are or may be non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation as alternatives to measures of Siemens’ financial condition, results of operations or cash flows as presented in accordance with IFRS in its Consolidated Financial Statements. A definition of these supplemental financial measures, a reconciliation to the most directly comparable IFRS financial measures and information regarding the usefulness and limitations of these supplemental financial measures can be found on Siemens’ Investor Relations website at www.siemens.com/nonGAAP.

Beginning today at 07:45 a.m. CET, the press conference at which CEO Peter Löscher and CFO Joe Kaeser discuss the quarterly figures will be broadcast live at www.siemens.com/pressconference.
Starting at 08:45 CET, Peter Löscher and Joe Kaeser will hold a telephone conference in English for analysts and investors, which can be followed live at www.siemens.com/analystcall.
Recordings of the press conference and the analysts and investors conference will subsequently be made available as well.
Starting today at 10 a.m. CET, we will also provide a live video webcast of Chairman of the Supervisory Board Dr. Gerhard Cromme’s and CEO Peter Löscher’s speeches to the Annual Shareholders’ Meeting at the Olympic Hall in Munich, Germany. You can access the webcast at www.siemens.com/press/agm.
A video of the speeches will be available after the live webcast.
This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For Siemens, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas and recessionary trends); the possibility that customers may delay the conversion of booked orders into revenue or that prices will decline as a result of continued adverse market conditions to a greater extent than currently anticipated by Siemens’ management; developments in the financial markets, including fluctuations in interest and exchange rates, commodity and equity prices, debt prices (credit spreads) and financial assets generally; continued volatility and a further deterioration of the capital markets; a worsening in the conditions of the credit business and, in particular, additional uncertainties arising out of the subprime, financial market and li quidity crises; future financial performance of major industries that Siemens serves, including, without limitation, the Sectors
Industry, Energy and Healthcare; the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; the introduction of competing products or technologies by other companies; a lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings and actions resulting from the findings of these investigations; the potential impact of such investigations and proceedings on Siemens’ ongoing business including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements; as well as various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIEMENS
SEGMENT INFORMATION (continuing operations — preliminary and unaudited)
As of and for the three months ended December 31, 2009 and 2008 (first quarter of fiscal 2010 and 2009) and as of September 30, 2009
(in millions of €)

															Additions to
															intangible assets		Amortization,
			External		Intersegment		Total						Free		and property, plant		depreciation and
	New orders(1)		revenue		revenue		revenue		Profit(2)		Assets(3)		cash flow(4)		and equipment(5)		impairments(6)
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	12/31/09	9/30/09	2010	2009	2010	2009	2010	2009
Sectors
Industry	8,249	9,776	7,816	9,012	255	276	8,070	9,288	911	934	10,444	10,551	706	164	118	208	238	250
Energy	6,918	8,534	5,533	6,134	83	98	5,616	6,232	821	756	1,875	1,594	591	66	89	116	96	85
Healthcare	2,869	2,896	2,821	2,918	10	18	2,831	2,936	523	342	13,050	12,813	317	157	76	95	150	158

Total Sectors	18,037	21,206	16,169	18,064	348	392	16,517	18,456	2,255	2,032	25,369	24,958	1,615	387	283	419	485	493
Equity Investments	—	—	—	—	—	—	—	—	76	85	3,954	3,833	7	68	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	1,143	1,231	806	997	223	292	1,029	1,289	17	46	311	241	(57)	(170)	13	28	33	43
Siemens Financial Services (SFS)	205	188	168	155	37	33	205	188	100	66	11,533	11,704	150	152	21	28	77	79
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	62	197	54	192	8	16	62	208	(15)	(38)	(533)	(543)	(46)	(113)	1	1	1	4
Siemens Real Estate (SRE)	434	429	78	96	356	333	434	429	60	45	4,403	4,489	(23)	4	69	25	49	37
Corporate items and pensions	100	116	76	130	27	12	103	142	(288)	(238)	(7,351)	(7,445)	(760)	(1,424)	11	14	16	23
Eliminations, Corporate Treasury and other reconciling items	(1,005)	(1,147)	—	—	(999)	(1,078)	(999)	(1,078)	(11)	(263)	58,045	57,689	(161)	(478)	(2)	(2)	(15)	(15)

Siemens	18,976	22,220	17,352	19,634	—	—	17,352	19,634	2,194	1,735	95,731	94,926	725	(1,574)	396	513	646	664

(1)	This supplementary information on New orders is provided on a voluntary basis. It is not part of the audited Consolidated Financial Statements.

(2)	Profit of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets.

(4)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	To correspond with the presentation in the Consolidated Statements of Cash Flow, with the beginning of fiscal year 2010 additions to intangible assets and property, plant and equipment are reported excluding additions to assets held for rental in operating leases. Additions to assets held for rental in operating leases amount to €91 and €119 for the three months ended December 31, 2009 and 2008 respectively. For further information, see Notes to Condensed Interim Consolidated Financial Statements.

(6)	Amortization, depreciation and impairments contains amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment, net of reversals of impairments.
Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME (preliminary and unaudited)
For the first three months of fiscal 2010 and 2009 ended December 31, 2009 and 2008
(in millions of €, per share amounts in €)

	2010	2009
Revenue	17,352	19,634
Cost of goods sold and services rendered	(12,058)	(13,994)

Gross profit	5,294	5,640
Research and development expenses	(822)	(914)
Marketing, selling and general administrative expenses	(2,543)	(2,868)
Other operating income	169	185
Other operating expense	(56)	(117)
Income (loss) from investments accounted for using the equity method, net	115	117
Interest income	517	577
Interest expense	(466)	(629)
Other financial income (expense), net	(14)	(256)

Income from continuing operations before income taxes	2,194	1,735
Income taxes	(668)	(475)

Income from continuing operations	1,526	1,260
Income (loss) from discontinued operations, net of income taxes	5	(30)

Net income	1,531	1,230

Attributable to:
Non-controlling interests	54	27
Shareholders of Siemens AG	1,477	1,203
Basic earnings per share
Income from continuing operations	1.70	1.43
Income (loss) from discontinued operations	—	(0.03)

Net income	1.70	1.40

Diluted earnings per share
Income from continuing operations	1.68	1.42
Income (loss) from discontinued operations	—	(0.03)

Net income	1.68	1.39

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (preliminary and unaudited)
For the first three months of fiscal 2010 and 2009 ended December 31, 2009 and 2008
(in millions of €)

	2010	2009
Net income	1,531	1,230
Currency translation differences	237	(456)
Available-for-sale financial assets	13	7
Derivative financial instruments	(108)	94
Actuarial gains and losses on pension plans and similar commitments	(212)	(1,551)

Other comprehensive income, net of tax (1)	(70)	(1,906)

Total comprehensive income	1,461	(676)

Attributable to:
Non-controlling interests	58	43
Shareholders of Siemens AG	1,403	(719)

(1)	Includes income (expense) resulting from investments accounted for using the equity method of €(4) and €37, respectively, for the three months ended December 31, 2009 and 2008.

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW (preliminary and unaudited)
For the first three months of fiscal 2010 and 2009 ended December 31, 2009 and 2008
(in millions of €)

	2010	2009
Cash flows from operating activities
Net income	1,531	1,230
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments (4)	646	686
Income taxes	670	469
Interest (income) expense, net (3)	(51)	47
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	(84)	(4)
(Gains) losses on sales of investments, net (5)	(14)	(21)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	(1)	6
(Income) losses from investments (4)(5)	(121)	(132)
Other non-cash (income) expenses	22	318
Change in current assets and liabilities
(Increase) decrease in inventories	(384)	(922)
(Increase) decrease in trade and other receivables	285	(556)
(Increase) decrease in other current assets (2)	(183)	341
Increase (decrease) in trade payables	(834)	(839)
Increase (decrease) in current provisions	(67)	(955)
Increase (decrease) in other current liabilities (2)	(147)	(425)
Change in other assets and liabilities (2)(3)	(22)	(223)
Additions to assets held for rental in operating leases (1)	(91)	(119)
Income taxes paid	(229)	(375)
Dividends received	6	113
Interest received	161	223

Net cash provided by (used in) operating activities — continuing and discontinued operations	1,093	(1,138)
Net cash provided by (used in) operating activities — continuing operations	1,121	(1,061)
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment (1)	(396)	(513)
Acquisitions, net of cash acquired	(417)	(121)
Purchases of investments (5)	(21)	(562)
Purchases of current available-for-sale financial assets	(9)	(1)
(Increase) decrease in receivables from financing activities	196	(545)
Proceeds from sales of investments, intangibles and property, plant and equipment (5)	73	165
Proceeds and (payments) from disposals of businesses	49	(252)
Proceeds from sales of current available-for-sale financial assets	23	5

Net cash provided by (used in) investing activities — continuing and discontinued operations	(502)	(1,824)
Net cash provided by (used in) investing activities — continuing operations	(478)	(1,628)
Cash flows from financing activities
Change in short-term debt and other financing activities	(187)	2,457
Interest paid	(131)	(298)
Dividends paid to minority shareholders	(24)	(49)

Net cash provided by (used in) financing activities — continuing and discontinued operations	(342)	2,110
Net cash provided by (used in) financing activities — continuing operations	(394)	1,837
Effect of exchange rates on cash and cash equivalents	60	(6)
Net increase (decrease) in cash and cash equivalents	309	(858)
Cash and cash equivalents at beginning of period	10,204	6,929

Cash and cash equivalents at end of period	10,513	6,071
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	67	—

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)	10,446	6,071

(1)	Following a change in accounting pronouncements with the beginning of fiscal year 2010 additions to assets held for rental in operating leases, in previous years reported under additions to intangible assets and property, plant and equipment, were retrospectively reclassified from net cash provided by (used in) investing activities to net cash provided by (used in) operating activities. For further information, see Notes to Condensed Interim Consolidated Financial Statements.

(2)	Due to the retrospective application of an amended accounting pronouncement in fiscal 2010, certain derivatives, not qualifying for hedge accounting, were reclassified from current to non-current (see Note 1 to the Interim Consolidated Financial Statements).

(3)	Pension related interest income (expense) is reclassified retrospectively to conform to the current year presentation.

(4)	Impairments, net of reversals of impairments, on investments accounted for using the equity method are reclassified retrospectively to conform to the current year presentation.

(5)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of Investments includes certain loans to Investments accounted for using the equity method.

SIEMENS
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2009 (preliminary and unaudited) and September 30, 2009
(in millions of €)

	12/31/09	9/30/09
ASSETS
Current assets
Cash and cash equivalents	10,446	10,159
Available-for-sale financial assets	178	170
Trade and other receivables	14,269	14,449
Other current financial assets (3)	2,449	2,407
Inventories	14,684	14,129
Income tax receivables	509	612
Other current assets	1,276	1,191
Assets classified as held for disposal	489	517

Total current assets	44,300	43,634

Goodwill	16,195	15,821
Other intangible assets	5,038	5,026
Property, plant and equipment	11,388	11,323
Investments accounted for using the equity method	4,594	4,679
Other financial assets (3)	10,326	10,525
Deferred tax assets	3,207	3,291
Other assets	683	627

Total assets	95,731	94,926

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	423	698
Trade payables	6,823	7,593
Other current financial liabilities (3)	1,794	1,600
Current provisions	4,258	4,191
Income tax payables	2,045	1,936
Other current liabilities	20,224	20,311
Liabilities associated with assets classified as held for disposal	107	157

Total current liabilities	35,674	36,486

Long-term debt	18,776	18,940
Pension plans and similar commitments	6,155	5,938
Deferred tax liabilities	794	776
Provisions	2,799	2,771
Other financial liabilities (3)	705	706
Other liabilities	2,106	2,022

Total liabilities	67,009	67,639

Equity
Common stock, no par value (1)	2,743	2,743
Additional paid-in capital	5,920	5,946
Retained earnings	23,902	22,646
Other components of equity	(925)	(1,057)
Treasury shares, at cost (2)	(3,569)	(3,632)

Total equity attributable to shareholders of Siemens AG	28,071	26,646

Non-controlling interests	651	641

Total equity	28,722	27,287

Total liabilities and equity	95,731	94,926

(1)	Authorized: 1,111,513,421 and 1,111,513,421 shares, respectively. Issued: 914,203,421 and 914,203,421 shares, respectively.

(2)	46,952,967 and 47,777,661 shares, respectively.

(3)	Due to the retrospective application of an amended accounting pronouncement in fiscal 2010, certain derivatives, not qualifying for hedge accounting, were reclassified from current to non-current (see Note 1 to the Interim Consolidated Financial Statements).

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (I) (preliminary and unaudited)
New orders, Revenue, Profit, Margin developments and growth rates for Sectors, Divisions and Siemens IT Solutions and Services
First three months of fiscal 2010 and 2009 ended December 31, 2009 and 2008
(in millions of €)

																		Target
	New Orders						Revenue						Profit(1)			Margin		range
	2010	2009	% Change		therein		2010	2009	% Change		therein		2010	2009	% Change	2010	2009
			Actual	Adjusted(2)	Currency	Portfolio			Actual	Adjusted(2)	Currency	Portfolio
Sectors and Divisions
Industry Sector	8,249	9,776	(16)%	(14)%	(2)%	0%	8,070	9,288	(13)%	(11)%	(2)%	0%	911	934	(2)%	11.3%	10.1%	9-13%
Industry Automation	1,406	1,600	(12)%	(9)%	(3)%	0%	1,397	1,609	(13)%	(10)%	(3)%	0%	234	268	(13)%	16.8%	16.7%	12-17%
Drive Technologies	1,575	2,086	(25)%	(23)%	(2)%	0%	1,510	2,060	(27)%	(25)%	(2)%	0%	166	260	(36)%	11.0%	12.6%	11-16%
Building Technologies	1,611	1,839	(12)%	(9)%	(3)%	0%	1,560	1,833	(15)%	(12)%	(3)%	0%	107	111	(4)%	6.9%	6.1%	7-10%
OSRAM	1,130	1,097	3%	6%	(4)%	2%	1,130	1,097	3%	6%	(4)%	2%	152	92	65%	13.5%	8.4%	10-12%
Industry Solutions	1,233	1,916	(36)%	(34)%	(2)%	0%	1,437	1,796	(20)%	(18)%	(2)%	0%	81	119	(32)%	5.6%	6.6%	5-7%
Mobility	1,887	1,924	(2)%	0%	(2)%	0%	1,582	1,564	1%	3%	(1)%	(1)%	165	85	94%	10.4%	5.4%	5-7%
Energy Sector	6,918	8,534	(19)%	(16)%	(3)%	0%	5,616	6,232	(10)%	(7)%	(3)%	0%	821	756	9%	14.6%	12.1%	11-15%
Fossil Power Generation	2,040	3,997	(49)%	(46)%	(3)%	0%	2,257	2,373	(5)%	(2)%	(3)%	0%	401	289	39%	17.8%	12.2%	11-15%
Renewable Energy	1,576	648	143%	158%	(14)%	0%	480	713	(33)%	(33)%	(4)%	4%	29	101	(71)%	6.1%	14.2%	12-16%
Oil & Gas	1,030	1,360	(24)%	(23)%	(1)%	0%	997	1,048	(5)%	(3)%	(2)%	0%	126	106	19%	12.6%	10.1%	10-14%
Power Transmission	1,712	1,915	(11)%	(8)%	(3)%	0%	1,319	1,500	(12)%	(8)%	(4)%	0%	170	152	12%	12.9%	10.1%	10-14%
Power Distribution	727	857	(15)%	(13)%	(3)%	0%	695	805	(14)%	(11)%	(3)%	0%	96	107	(10)%	13.9%	13.3%	11-15%
Healthcare Sector(3)	2,869	2,896	(1)%	4%	(4)%	0%	2,831	2,936	(4)%	1%	(4)%	0%	523	342	53%	18.5%	11.6%	14-17%
Imaging & IT	1,768	1,769	0%	5%	(5)%	0%	1,695	1,769	(4)%	0%	(4)%	0%	357	262	36%	21.0%	14.8%	14-17%
Workflow & Solutions	330	335	(1)%	2%	(3)%	0%	368	373	(1)%	1%	(3)%	0%	44	(6)	—	12.0%	(1.6)%	11-14%
Diagnostics(4)	832	864	(4)%	1%	(4)%	0%	830	872	(5)%	(1)%	(4)%	0%	122	83	47%	14.7%	9.5%	16-19%

Total Sectors	18,037	21,206	(15)%	(12)%	(3)%	0%	16,517	18,456	(11)%	(8)%	(3)%	0%	2,255	2,032	11%

Siemens IT Solutions and Services	1,143	1,231	(7)%	(4)%	(2)%	(1)%	1,029	1,289	(20)%	(17)%	(2)%	(1)%	17	46	(63)%	1.7%	3.6%	5-7%

(1)	Profit of the Sectors and Divisions as well as Siemens IT Solutions and Services is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded.

(2)	Excluding currency translation and portfolio effects.

(3)	In fiscal 2010, the profit margin effect from PPA was 1.4 percentage points and profit margin excluding PPA was 19.9%. In fiscal 2009, the profit margin effect from PPA and integration costs was 2.2 percentage points and profit margin excluding PPA effects and integration costs was 13.8%.

(4)	In fiscal 2010, the profit margin effect from PPA was 4.9 percentage points and profit margin excluding PPA was 19.6%. In fiscal 2009, the profit margin effect from PPA and integration costs was 7.6 percentage points and profit margin excluding PPA effects and integration costs was 17.1%.
Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (II) (preliminary and unaudited)
Reconciliation from Profit / Income before income taxes to EBITDA (adjusted)
First three months of fiscal 2010 and 2009 ended December 31, 2009 and 2008
(in millions of €)

			Income (loss)								Depreciation
			from investments								and impairments
			accounted for								of property, plant
			using the equity		Financial income		EBIT				and equipment		EBITDA
	Profit(1)		method, net(2)		(expense), net(3)		(adjusted)(4)		Amortization(5)		and goodwill(6)		(adjusted)
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Sectors and Divisions
Industry Sector	911	934	1	—	(5)	(10)	916	944	85	90	153	160	1,154	1,194
Industry Automation	234	268	(1)	(1)	(0)	—	235	269	43	46	20	22	298	337
Drive Technologies	166	260	(1)	1	(1)	(1)	167	260	11	11	34	34	213	305
Building Technologies	107	111	1	1	0	(3)	106	113	18	17	22	21	146	151
OSRAM	152	92	1	1	0	(1)	151	92	5	6	52	54	208	152
Industry Solutions	81	119	1	—	(3)	—	83	119	6	8	14	16	103	143
Mobility	165	85	0	(1)	(2)	(5)	166	91	3	1	10	13	179	105
Energy Sector	821	756	15	16	(6)	(9)	812	749	21	17	75	68	908	834
Fossil Power Generation	401	289	(4)	6	(4)	(8)	410	291	3	4	25	22	438	317
Renewable Energy	29	101	10	1	(1)	1	20	99	5	2	10	8	36	109
Oil & Gas	126	106	—	—	(0)	—	126	106	7	7	13	14	146	127
Power Transmission	170	152	8	8	1	—	161	144	3	2	18	16	181	162
Power Distribution	96	107	0	—	(1)	—	97	107	3	2	8	7	108	116
Healthcare Sector	523	342	8	15	3	—	512	327	67	72	83	86	662	485
Imaging & IT	357	262	3	2	1	1	354	259	23	26	19	20	396	305
Workflow & Solutions	44	(6)	(0)	11	1	(2)	44	(15)	1	1	5	6	50	(8)
Diagnostics	122	83	—	—	2	1	120	82	43	45	57	59	220	186

Total Sectors	2,255	2,032	23	31	(9)	(19)	2,240	2,020	174	179	311	314	2,725	2,513

Equity Investments	76	85	61	53	11	19	3	13	—	—	—	—	3	13
Cross-Sector Businesses
Siemens IT Solutions and Services	17	46	5	7	(0)	—	12	39	10	10	23	33	45	82
Siemens Financial Services (SFS)	100	66	22	53	68	(4)	10	17	1	1	76	78	87	96
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	(15)	(38)	0	—	1	(2)	(15)	(36)	0	—	1	4	(14)	(32)
Siemens Real Estate (SRE)	60	45	—	—	(12)	(12)	72	57	0	—	49	37	121	94
Corporate items and pensions	(288)	(238)	0	—	(38)	(84)	(250)	(154)	4	7	13	16	(234)	(131)
Eliminations, Corporate Treasury and other reconciling items	(11)	(263)	3	(27)	17	(206)	(31)	(30)	—	2	(15)	(17)	(46)	(45)

Siemens	2,194	1,735	115	117	37	(308)	2,041	1,926	189	199	457	465	2,687	2,590

(1)	Profit of the Sectors and Divisions as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments of intangible assets other than goodwill.

(6)	Includes impairments of goodwill of €— and €— for the three months ended December 31, 2009 and 2008, respectively.
Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA
SIEMENS
COMPARABLE DATA FOR THE REALLOCATIONS WITHIN THE INDUSTRY SECTOR
New orders, Revenue, Profit and Margin development (preliminary and unaudited)
For the four quarters of fiscal 2009 and fiscal 2009 and 2008
(in millions of €)

	New orders1)						Revenue1)
	1st quarter	2nd quarter	3rd quarter	4th quarter	Fiscal		1st quarter	2nd quarter	3rd quarter	4th quarter	Fiscal
	2009				2009	2008	2009				2009	2008
Sectors and Divisions
Industry Sector	9,776	8,801	6,597	8,110	33,284	42,374	9,288	8,645	8,129	8,981	35,043	37,653
Industry Automation (new)	1,600	1,328	1,265	1,378	5,571	7,335	1,609	1,380	1,279	1,495	5,763	7,159
Industry Automation (old)	1,953	1,618	1,540	1,655	6,766	8,945	1,977	1,685	1,574	1,803	7,039	8,699
Difference	(353)	(290)	(275)	(277)	(1,195)	(1,610)	(368)	(305)	(295)	(308)	(1,276)	(1,540)
Building Technologies (new)	1,839	1,628	1,599	1,844	6,910	7,603	1,833	1,695	1,657	1,822	7,007	7,204
Building Technologies (old)	1,545	1,379	1,360	1,600	5,884	6,333	1,531	1,443	1,406	1,554	5,934	5,984
Difference	294	249	239	244	1,026	1,270	302	252	251	268	1,073	1,220
Total Sectors	21,206	19,958	16,218	17,928	75,310	87,581	18,456	17,993	17,430	18,884	72,763	71,400

	Profit1) 2)						Profit margin1)
	1st quarter	2nd quarter	3rd quarter	4th quarter	Fiscal		1st quarter	2nd quarter	3rd quarter	4th quarter	Fiscal
	2009				2009	2008	2009				2009	2008
Sectors and Divisions
Industry Sector	934	671	534	562	2,701	3,947	10.1%	7.8%	6.6%	6.3%	7.7%	10.5%
Industry Automation (new)	268	105	100	208	681	1,587	16.7%	7.6%	7.8%	13.9%	11.8%	22.2%
Industry Automation (old)	255	97	85	202	639	1,606	12.9%	5.8%	5.4%	11.2%	9.1%	18.5%
Difference	13	8	15	6	42	(19)	3.8 pp	1.8 pp	2.4 pp	2.7 pp	2.7 pp	3.7 pp
Building Technologies (new)	111	89	69	71	340	485	6.1%	5.3%	4.2%	3.9%	4.9%	6.7%
Building Technologies (old)	124	97	84	77	382	466	8.1%	6.7%	6.0%	5.0%	6.4%	7.8%
Difference	(13)	(8)	(15)	(6)	(42)	19	-2.0 pp	-1.4 pp	-1.8 pp	-1.1 pp	-1.5 pp	-1.1 pp
Total Sectors	2,032	1,844	1,667	1,923	7,466	6,606

1)	At the beginning of fiscal 2010, the low-voltage switchgear business has been reclassified within the Industry Sector from Industry Automation to Building Technologies. Also at the beginning of fiscal 2010, a production site has been reclassified from Industry Automation to Drive Technologies. Prior year amounts were reclassified for comparison purposes.

2)	Profit of the Sectors and Divisions is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded.
Due to rounding, numbers presented may not add up precisely to totals provided.

Munich, January 26, 2010
Legal Proceedings
For information regarding investigations and other legal proceedings in which Siemens is involved, as well as the potential risks associated with such proceedings and their potential financial impact on the Company, please refer to Siemens’ Annual Report for the fiscal year ended September 30, 2009 (Annual Report) and its annual report on Form 20-F for the fiscal year ended September 30, 2009 (Form 20-F), and, in particular, to the information contained in “Item 3: Key Information – Risk Factors” and “Item 4: Information on the Company – Legal Proceedings.”
Significant developments regarding investigations and other legal proceedings that have occurred since the publication of Siemens’ Annual Report and Form 20-F are described below.
Public corruption proceedings
Governmental and related proceedings
On March 9, 2009, Siemens received a decision by the Vendor Review Committee of the United Nations Secretariat Procurement Division (UNPD) suspending Siemens from the UNPD vendor database for a minimum period of six months. The suspension applies to contracts with the UN Secretariat and stems from Siemens’ guilty plea in December 2008 to violations of the U.S. Foreign Corrupt Practices Act. Siemens does not expect a significant impact on its business, results of operations or financial condition from this decision. On December 22, 2009, Siemens filed a request to lift the existing suspension.
In April 2009, the Company received a “Notice of Commencement of Administrative Proceedings and Recommendations of the Evaluation and Suspension Officer” from the World Bank, which comprises the International Bank for Reconstruction and Development as well as the International Development Association, in connection with allegations of sanctionable practices during the period 2004-2006 relating to a World Bank-financed project in Russia. On July 2, 2009, the Company entered into a global settlement agreement with the International Bank for Reconstruction and Development, the International Development Association, the International Finance Corporation and the Multilateral Investment Guarantee Agency (collectively, the “World Bank Group”) to resolve World Bank Group investigations involving allegations of corruption by Siemens. In the agreement, Siemens voluntarily undertakes to refrain from bidding in connection with any project, program, or other investment financed or guaranteed by the World Bank Group (“Bank Group Projects”) for a period of two years, commencing on January 1, 2009 and ending on December 31, 2010.
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Siemens is not prohibited by the voluntary restraint from continuing work on existing contracts under Bank Group Projects or concluded in connection with World Bank Group corporate procurement provided such contracts were signed by Siemens and all other parties thereto prior to January 1, 2009. The agreement provides for exemptions to the voluntary restraint in exceptional circumstances upon approval of the World Bank Group. Siemens must also withdraw all pending bids, including proposals for consulting contracts, in connection with Bank Group Projects and World Bank Group corporate procurement where the World Bank Group has not provided its approval prior to July 2, 2009. Furthermore, Siemens is also required to voluntarily disclose to the World Bank Group any potential misconduct in connection with any Bank Group Projects. Finally, Siemens has undertaken to pay US$100 million to agreed anti-corruption organizations over a period of not more than 15 years. In fiscal 2009, the Company took a charge to Other operating expense to accrue a provision in the amount of €53 million relating to the global settlement agreement with the World Bank Group. In November 2009, Siemens Russia OOO and all its controlled subsidiaries were, in a separate proceeding before the World Bank Group, debarred for four years from participating in Bank Group Projects. Siemens Russia OOO did not contest the debarment.
In November 2009, a subsidiary of Siemens AG voluntarily self-reported possible violations of South African anticorruption regulations in the period before 2007 to the responsible South African authorities.
On December 30, 2009, the Anti Corruption Commission of Bangladesh sent a request for information to Siemens Bangladesh Ltd. (Siemens Bangladesh) related to telecommunications projects of Siemens’ former Communications (COM) Group undertaken prior to 2007. On January 4, 2010, Siemens Bangladesh was informed that in a related move the Anti Money Laundering Department of the Central Bank of Bangladesh is conducting a special investigation into certain accounts of Siemens Bangladesh and of former employees of Siemens Bangladesh in connection with transactions for COM projects undertaken in the period from 2002 to 2006.
The Company remains subject to corruption-related investigations in several jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts.
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The Company’s operating activities, financial results and reputation may also be negatively affected, particularly due to imposed penalties, fines, disgorgements, compensatory damages, third-party litigation, including by competitors, the formal or informal exclusion from public tenders or the loss of business licenses or permits. Additional expenses and provisions, which could be material, may need to be recorded in the future for penalties, fines, damages or other charges in connection with the investigations.
Civil litigation
As already disclosed by the Company in press releases, Siemens AG is asserting claims for damages against former members of the Managing and Supervisory Board. The Company is basing its claims on breaches of organizational and supervisory duties in view of the accusations of illegal business practices that occurred in the course of international business transactions in the years 2003 to 2006 and the resulting financial burdens for the Company. Siemens gave the respective former members of its Managing and Supervisory Board the opportunity to declare their willingness to reach a settlement until mid-November 2009. On December 2, 2009 Siemens reached a settlement with nine out of eleven former members of the Managing and Supervisory Board. As required by law, the settlements between the Company and individual board members are subject to approval by the Annual Shareholders’ Meeting. Furthermore, the Company reached a settlement agreement with its directors and officers (“D&O”) insurers regarding claims in connection with the D&O insurance of up to €100 million. These settlements will be submitted to Siemens AG’s shareholders for approval at the next Annual Shareholders’ Meeting on January 26, 2010. As previously announced by the Company, in the event that individual former members of the Managing and/or Supervisory Board are not willing to agree on a settlement and/or the Annual Shareholders’ Meeting does not approve individual settlements, the Company will pursue legitimate claims in court against former members of the Managing and Supervisory Board. On January 25, 2010 Siemens AG filed a lawsuit with the Munich District Court I against the two former board members, who were not willing to settle, Thomas Ganswindt and Heinz-Joachim Neubürger.
The Company has become aware that a securities class action was filed in December 2009 against Siemens AG with the United States District Court for the Eastern District of New York seeking damages for alleged violations of U.S. securities laws. The Company will defend itself against the lawsuit.
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Antitrust proceedings
As previously reported, on October 25, 2007, upon the Company’s appeal, a Hungarian competition court reduced administrative fines imposed on Siemens AG for alleged antitrust violations in the market of high-voltage gas-insulated switchgear from €0.320 million to €0.120 million and from €0.640 million to €0.110 million regarding VA Technologies AG. The Company and the Competition Authority both appealed the decision. In November 2008, the Court of Appeal confirmed the reduction of the fines. On December 5, 2008, the Competition Authority filed an extraordinary appeal with the Supreme Court. In December 2009, Siemens AG was notified that the Supreme Court had remanded the case to the Court of Appeal, with instructions to take a new decision on the amount of the fines.
In the context of previously reported investigations into potential antitrust violations involving producers of flexible current transmission systems, including Siemens AG, in New Zealand and the USA, the European Commission launched an investigation in January 2010. Siemens is cooperating with the authorities.
This document contains forward-looking statements and information – that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For Siemens, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas and recessionary trends); the possibility that customers may delay the conversion of booked orders into revenue or that prices will decline as a result of continued adverse market conditions to a greater extent than currently anticipated by Siemens’ management; developments in the financial markets, including fluctuations in interest and exchange rates, commodity and equity prices, debt prices (credit spreads) and financial assets generally; continued volatility and a further deterioration of the capital markets; a worsening in the conditions of the credit business and, in particular, additional uncertainties arising out of the subprime, financial market and liquidity crises; future financial performance of major industries that Siemens serves, including, without limitation, the Sectors Industry, Energy and Healthcare; the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; the introduction of competing products or technologies by other companies; a lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings and actions resulting from the findings of these investigations; the potential impact of such investigations and proceedings on Siemens’ ongoing business including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements; as well as various other factors.
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More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.
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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: January, 26 2010	/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

/s/ Dr. Juergen M. Wagner
	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Performance Controlling